Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations as applicable)
Form 10-K for the Fiscal Year ended March 31, 2014
Filed June 12, 2014
File No. 000-19599

Dear Mr. Nolan:

We are writing in response to your letter dated July 31, 2014, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2014 (the “2014 Form 10-K”).

For your convenience and reference, we have repeated the Staff’s comments below (using the same paragraph numbering used in your letter) and included our responses below each corresponding comment.

1.	March 31, 2014 Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Credit Quality, page 25

We note your disclosure regarding the significance of refinancings and your policies related to delinquent refinancings. Please tell us in detail how you assess whether a refinancing in general and a delinquent refinancing in particular meets the criteria to be classified as a troubled debt restructuring. Refer to ASC 310-40 for guidance.

It is against the Company’s policy to refinance a loan when the borrower does not have the ability to repay all amounts due, including interest accrued at the original contract rate. Refinancings in general and delinquent refinancings result in the borrower receiving cash proceeds to the extent that the cash proceeds of the new loan exceed the pay-off of the original loan. A borrower builds equity in their loan by making payments on their loan. A borrower who has not built a sufficient amount of equity in their loan would not be able to refinance without increasing their loan amount above the original loan amount. It is against the Company’s policy to increase the loan size until the borrower has paid down the loan to an amount below the original principal and demonstrated six months of satisfactory pay history unless the borrower was previously approved for a larger loan amount or with supervisor pre-approval. In order to refinance a delinquent loan the office manager must perform full underwriting procedures to determine the borrower’s stability, ability, and willingness to pay the loan as well as verifying the sufficiency of the collateral pledged and adding additional collateral when necessary. It is against Company policy to increase a delinquent loan.

Based on the Company’s policy, management believes that refinancings do not meet the “Experiencing Financial Difficulties” criteria as described in ASC 310-40. The decision to refinance a loan is made on the basis of estimates and projections that only encompass the debtor’s current capabilities and that the debtor’s cash flows will be sufficient to service any of its debt (both interest and principal) in accordance with the contractual terms of the existing agreement for the foreseeable future.

2.	Management’s Report on Internal Control Over Financial Reporting, page 63

Please tell us all the facts and circumstances related to the identification of and evaluation on prior financial statements of the two material weaknesses identified in management’s report on internal control over financial reporting. Please include appropriate detail for us to fully understand the underlying issues, the accounting implications and the basis for concluding that any errors were not material to prior financial statements.

As described in Management’s Report on Internal Control Over Financial Report in our annual report on form 10-K/A filed July 19, 2013 for the fiscal year ended March 31, 2013 (the “2013 10-K”), management identified a material weakness in the Company's internal control over financial reporting relating to the determination of the allowance for loan losses. The material weakness resulted from the aggregation of the following deficiencies:

•
The Company did not have a documented policy that addressed the establishment of the allowance for loan losses, including the assumptions underlying the allowance for loan losses and how management would review and conclude on the appropriateness of the allowance for loan losses; and

•
The Company did not have a control to assess whether the accounting treatment of renewals was in accordance with U.S. generally accepted accounting principles and what impact, if any, renewals would have on the estimate of the allowance for loan losses

The deficiencies were identified during management’s fiscal 2013 assessment of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

As noted, the first deficiency related to the lack of formal documentation of our policy for the establishment and assessment of our allowance for loan losses. The second deficiency related to the lack of a control to identify loans that did not meet the threshold established by ASC 310-20 to qualify as a new loan and therefore should be accounted for as a loan modification. The non-refundable fees associated with loans that do not qualify as new loans should be recognized over the life of the modified loan as opposed to being recognized in full at the date of refinancing.

Management evaluated the severity of the deficiencies by considering the magnitude and likelihood of a potential misstatement. It was determined that the deficiency in documentation around the allowance for loan loss did not have a direct financial impact, as the process for the establishment and assessment of the allowance existed but simply was not documented in a clear and concise manner. The magnitude of a potential misstatement related to loan modifications was determined by assuming a worst case scenario in that all refinancings were modifications and assessing the impact on both a “rollover” and “iron curtain” method on the relevant financial statement line items. Based on the worst case scenario assumption used to determine the potential magnitude, net income would have decreased 0.74% under the rollover method and 10.33% under the iron curtain method. Management took into consideration that the likelihood of all refinancings being classified as modification was low. Based on a system generated report, 27.5% of the refinancings recorded as of March 31, 2013 did not meet the threshold required to qualify as a new loan. Based on this assessment, it was determined that the impact would not be material given the actual level of refinancings.

During fiscal 2014, management implemented controls to address the material weakness identified in the 2013 Form 10-K. There were not any material changes to the financial statements as a result of the implementation of these controls. As noted in our 2014 Form 10-K, Management’s Report on Internal Control Over Financial Report, based on using the COSO criteria, we believe our internal control over financial reporting as of March 31, 2014 was effective.

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In accordance with the Staff’s comments in your letter dated July 31, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this addresses each of your concerns and comments. If you have any questions or further comments, please contact me at 864-298-9801 extension 220.

Sincerely,

/s/ A. A. McLean, III

A. A. McLean, III
Chairman of the Board and
Chief Executive Officer
World Acceptance Corporation